UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

ELEVARE TECHNOLOGIES, INC

Legal Status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Organization:

March 30, 2022

Physical Address of Issuer:

100 Illinois Street, Suite 200, St. Charles, IL 60184

Website of Issuer:

www.elevaretechnologies.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Class B Common Stock

Target number of securities to be offered:

25,000 shares of Class B Common Stock

Price (or method for determining price):

$10.00 per Share

Target offering amount:

$250,000

Minimum Investment Amount:

$500

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

500,000

Deadline to reach the target offering amount:

March 31, 2024

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

5

	As of March 31, 2023
Total Assets	$1,037,166.74
Cash & Cash Equivalents	-$34,572.36
Accounts Receivable	$0
Short-term Debt	$787,428.62
Long-term Debt	$1,450,000.00
Revenues/Sales	$24,894.79
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	-$1,170,245.68

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ELEVARE TECHNOLOGIES, INC

By



(Signature)

STEVEN J. BEAMAN
CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

STEVEN J. BEAMAN
CHIEF EXECUTIVE OFFICER

March 7, 2023

(Date)

TABLE OF CONTENTS

FORM C OFFERING MEMORANDUM   7
BUSINESS AND ANTICIPATED BUSINESS PLAN   16
RISK FACTORS   19
OWNERSHIP AND CAPITAL STRUCTURE   27
MANAGEMENT DISCUSSION AND ANALYSIS   30
USE OF PROCEEDS   32
EXHIBIT A: FINANCIALS   35
EXHIBIT B: SUBSCRIPTION PROCESS   45
EXHIBIT C: BYLAWS   58
EXHIBIT D: ARTICLES OF INCORPORATION   80

May 30, 2023

ELEVARE TECHNOLOGIES, INC.

FORM C
Up to $5,000,000 Shares of Class B Common Stock
$10.00 per Share



Elevare Technologies, Inc ("Elevare," "Elevare Tech", the "Company," "we," "us," or "our"), is offering a minimum amount of $250,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class B Common Stock, 500,000 Shares at $10.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation ("NCPS" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Preferred Membership Interests, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Elevare Technologies, Inc.**

ELIGIBILITY

2. **Elevare Technologies, Inc.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? **[X]** No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.investinelevare.com

The issuer must continue to comply with the ongoing reporting requirements until:
1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Steven J. Beaman	Chief Executive Officer, Elevare Technologies, Inc.	Oversee, manage, and implement the development of web 3.0 technologies	4/20/2022 to Present
	Chief Executive Officer, White Thorne Holdings, Inc.	Strategy & Finance in developing an eco-system of startup businesses	06/01/2016 to Present
	Chief Executive Officer, The Society to Advance Financial Education, Inc.	Creation and presentation of content related to financial education	04/01/2010 to 05/31/2016
Chad Tongco	Chief Operating Officer, Elevare Technologies, Inc.	Development of web 3.0 technologies	04/20/22 to present
	President & Chief Operating Officer, White Thorne Holdings, Inc.	Operations & Business Development	10/01/2021 to present
	Founder & Chief Executive Officer Primaris Market Development	Principal Business Consultant	05/01/2019 to 10/01/2021
Frank X. Perissi	Chief Revenue Officer Elevare Technologies, Inc.	Responsible for Business Development and Revenue; Implementing strategies to enhance growth.	01/01/2023 to present
	President & CMO, Steele Financial Group	Responsible for daily operations and market development; Partner relationship manager	06/01/2021 to 01/01/2023
	CEO & Board of Directors, Recharge Wellness	Oversee the management team and was key in executive level interaction with customers. Key decision maker regarding strategy	08/01/2019 to 01/01/2023

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
David Myers	Chief Financial Officer, Elevare Technologies, Inc	Responsible for establishing and managing the financial goals of the business as well as maintaining financial statements, analysis, budgeting, financial planning, and risk evaluation	01/01/2023 to present
	Managing Director, White Thorne Capital, LLC,	Responsible for establishing goals and objectives, both short-term and long-term, present reports on the company's performance on active and overdue accounts	07/01/2022 to present
	Relationship Manager, Tri Counties Bank	Responsible for the promotion of all commercial loan products and solicitation of new business and loan clients	01/01/2022 to 07/2022
Aleks Ratkovic	Chief Technology Officer, Elevare Technologies, Inc.	Development and execution of web3 technologies	4/20/2022 to present
	Founder and CEO, Capocode	Custom software development	8/1/2013 to present



BIOGRAPHICAL INFORMATION



Steven Beaman
Chairman and Chief Executive Officer

Steve is a 30-year veteran of financial services beginning his career as a retail stockbroker for E.F. Hutton in 1985. Subsequently, he moved to institutional research by joining Zacks Investment Research in 1987. In 1989, he was recruited to Wharton Econometric Forecasting Associates (The WEFA Group) where he worked with the Fortune 500 on acquiring and implementing economic data, software, models, and econometric forecasting.

In 1991 Mr. Beaman co-founded Chicago Investment Analytics, ("CIA") which became widely respected as a premier provider of equity research. In 2000, CIA was acquired by Charles Schwab & Company. Since the acquisition of CIA by Charles Schwab, Mr. Beaman has engaged in private equity and private investing.

Mr. Beaman is the author of "The American Dream Under Fire" and the author and producer of "The Path to Prosperity," a two volume 12-disk audio library on financial literacy. Mr. Beaman is a frequent television and radio guest discussing economics and finance.



Chad Tongco
President and Chief Operating Officer

Mr. Tongco began his career in the Healthcare Education industry serving in his family's company for 10 years while rising through the ranks and becoming Chief Operating Officer and eventually promoted to Chief Executive. In this role, Mr. Tongco led the company through a successful acquisition where he developed a passion for private equity and investing resources to small businesses.

Soon thereafter, Mr. Tongco served as a market president for a Cressey & Company portfolio entity which is now actively being managed by Vistria Group. Mr. Tongco holds certificates in Digital Strategy from Yale School of Management and Finance from Harvard Business School.



Frank X. Perissi
Chief Revenue Officer

Frank brings strategic C-Suite Executive experience with a formidable reputation for developing and implementing strong teams and systems designed to bring organizations to the next level. Recognized for delivering top revenue performance streamlined operations while ensuring 100% customer satisfaction. Extensive experience bringing leadership and organizations to the table without sacrificing the customer experience. Frank has served on several leadership and board level teams during his career. Frank is also heavily involved at the board level in his non-profit ventures that serves the community.



David Myers
Chief Financial Officer

David Myers brings with him over 8 years of financial analytics and experience to the leadership team.

Most recently, David spent the last year as the Managing Director of White Thorne Capital, LLC, a Private Equity group based out of Chicago, Illinois. During his time with White Thorne, David was responsible for establishing goals and objectives, both short-term and long-term, helped develop business plans and strategies, advise the CEO & COO on strategic issues, present reports on the company's performance on active and overdue accounts. Led and oversaw the efforts in collections on accounts that had become delinquent, build relationships with external experts and agencies through networking, responsible for authoring all credit lending policies and procedures for the company.

Prior to his time at White Thorne, David spent a year as a Relationship Manager for Tri Counties Bank, where he sourced and funded over $20 million in new loans, all of which were new relationships to the Bank. Prior to this role, David started his finance career at Valley Republic Bank, where he spent 7 years holding various positions in commercial lending both on the Credit and Sales sides. During his time at VRB David excelled in both his understanding of deal growth and the importance of credit discipline, which earned him multiple promotions. He left the Bank holding an officer title of AVP and managing a loan portfolio over $70 million.

David attended Tabor College, Kansas, where he earned bachelor's degree and an MBA. He enjoys spending time with his wife and 2 children, and currently resides in Dallas, Texas.



Aleks Ratkovic
Chief Technology Officer

Aleks leads an ongoing series of innovation initiatives that explore emerging technologies, assesses their application to the company's business core principles and recommends new strategies and solutions. He is responsible for aligning technology related decisions with the overall organizational goals as well as internal project delivery standards.

In addition to staying hands-on with emerging technologies himself, Aleks provides direct oversight on each project from the initial kick-off meeting through completion. Along with managing projects, his duties also include building teams and executing product development. His goal is to ensure that all projects run smoothly, deliver business value, and exceed expectations.

Prior to joining Elevare Technologies, Aleks was and still is the Founder and CEO of Capocode, where he worked across a number of industries and focused on product innovation, application development, data center infrastructure and analytics, and user experience management. He is passionate about bringing a vision to reality. He has an entrepreneurial spirit and holds an M.B.A. from Florida Southern College where he played men's soccer on a scholarship.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Elevare Technologies, Inc., is changing the way global business is done! We are developers of WEB 3.0 technologies to integrate with current WEB 2.0 applications and developers of digital twin custom meta-worlds. Just as the early internet searched to find form and function, so has WEB 3.0 and Elevare has found the keys to unlocking that potential. We are part of the transitioning economy that, according to McKinsey & Co., will be more than a $3,000,000,000,000 add on, and, according to CITI will be more like $14 trillion.

We have devoted our start up to launching our base technology! Founded in April of 2022, Elevare has devoted its start up period to launching The Eleverse (Elevare Digital Office), a digital meta-world that offers virtual offices, videoconferencing, an auditorium seating over 400 people for virtual conferencing, a Board Room with smart-board capabilities, and a main lobby suitable for digital networking. This a showcase of the powerful and disruptive technology built by Elevare. We enter 2023 in launch mode as our technology is now available for sale as either a White Label custom club or a fully custom digital twin for retailers, attorneys, and others.

OUR MISSION

We exist to migrate business and consumers into the digital WEB 3.0 world. A frictionless, safe, and secure economy where technology is the driver behind productivity and economic growth. We believe the more society transitions to digital, the more comfortable and common it will become to live one's entire life in the virtual space.

KEYS TO SUCCESS

Further development of the five differentiators
1. WEB delivery – increase speed and accessibility
2. Platform independence – increase reliability
3. Real-world feel – improve Avatars
4. Scalable – Continue building infrastructure
5. Transaction capable – further integration into Cosmos.network

Adoption by business
1. Develop brand through PR and SM
2. Integrate field sales for enterprise accounts
3. Create sales video's adaptable by White Label clients
4. Promote education within Elevare Tech's Club
5. Early adoption into existing networks (NFIB, Chambers, etc)

We are the next generation of software companies leading the way to V.a.a.S, (Virtual as a Service) not S.a.a.S (Software as a Service) and we are leading the charge into V-Commerce from E-Commerce.



PRODUCTS AND SERVICES

We provide three types of integrations of our technology.
- A White Label wherein we simply brand our current internal club as the clients own;
- A Semi-custom where we tweak our current internal club for the clients' specific needs; and
- A Full-custom where we develop a digital twin for the clients (e.g., car dealers).



WHAT IS METAVERSE

Metaverse is a virtual-reality space in which users can interact with a computer-generated environment and other users.

SERVICE

We are digital so our service is digital. However, with our five differentiators, we believe we have a lead on the market and our service is best performed by enhancing the performance of our meta-world. Because we are WEB-BASED and NOT DOWNLOADED, improving the software is done in real time, as opposed to forcing patches and upgrades to the clients computer.

COMPETITION

Presently, there are numerous theoretical competitors, but NONE has matched the five differentiators of Elevare.

Meta – Cartoon, download, non-transaction friendly, non-scalable, not platform independent
Virbela – Cartoon, download, non-transaction friendly, not platform independent
Microsoft Teams - Video Conference only
Google Meets - Video Conference only.



Elevare provides full digital officing rather than simple video conferencing. While we do have video, we also offer an AI assistant and a digital office for regular usage. Coming soon is access to a 400+ person auditorium and a Board Room, as well as networking space for 25+ people at a time

PRICING

We have two components to our pricing model:
1. Development which begins at $5,000 for a White Label site to many millions
2. Hosting which begins at $500 per month for 50 users and goes up from there.

We have several components to our revenue model. These include:
1. Monthly Office Rental
2. White Label Office Complexes
3. Fully custom digital twins
4. We are anticipating revenue from advertising as well as commissions earned through the sale of 3rd party products.

The monthly office rental is being initiated at $1.00 per month per office and is expected to rise to $5.00 per month per office in June.

The White Label is expected to launch in June and will charge $1,500 per office.

The full custom digital twins are priced on a per project basis.

STRATEGY AND IMPLEMENTATION

Our Strategy is clear, to pursue the integration of the digital economy and help all businesses around the globe migrate into it. The industrial economy is dead, the digital economy is the future.

ADVERTISING AND PROMOTION

We are a digital business so social media and public relations will drive usership. We are planning a road-show to give speeches to Chambers of Commerce and other business meetings to spread the world of the digital economy.

MARKETING

The Company is creating a self-marketing and self-selling engine through its metaverse known as The Eleverse. This virtual club for business incorporates video and other resources to motivate purchasers of the Company's V.a.a.S. products.

MARKET ANALYSIS

- 68% of companies believe the metaverse will start booming within 5 years
- Almost 74% of brands in the metaverse have metaverse budgets exceeding 10%
- Ideal metaverse customer is extremely diverse (includes varying demographics, companies, and more)
- 52% of companies believe customers are ready for the metaverse

MARKET SEGMENTATION

The TAM (Total Addressable Market) for virtual communication, metaverse, and video conferencing products are significant, as businesses and individuals around the world are increasingly turning to virtual communication and video conferencing to communicate remotely. It is predicted that the global video conferencing market size is expected to reach $13.5 billion by 2026 and a CAGR of 13.1% from 2021 to 2026. Moreover, the predicted market size of virtual and metaverse usage is expected to reach a total of $5 trillion by 2030.   *(www.mckinsey.com)*

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and

adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources; and
- loss of customers.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of players. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

We are increasingly dependent on information technology and expanding social media vehicles present new risks.

The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our or our brands' reputations. Employees or others might disclose non-public sensitive information relating to our business through external media channels, including through the use of social media. The continuing evolution of social media will present us with new challenges and risks.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, White Thorne Holdings Inc. beneficially owns 100% of outstanding voting Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient,

Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $10.00 per interest by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $18,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.



THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 500,000 shares of Class B Common Stock, based on a valuation of $18,000,000. This funding will allow Elevare Tech to bring global business into the new digital era by creating a real-world metaverse capability integrated with full economic and social processes.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Class of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
White Thorne Holdings, Inc	Class A Common Stock	800,000	100%	100%
Multiple Investors	Class B Common Stock	884,500	100%	0%
NOTE: There are warrants and options equaling 75,000 shares issued to Frank Perissi the Chief Revenue Officer				

Classes of Securities of the Company

Elevare Technologies, Inc. ("Elevare," "Elevare Tech", the "Company," "we," "us," or "our"), is offering a minimum amount of $250,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of 500,000 Shares at $10.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than March 31, 2024 (the "Offering Deadline"). The Company has 3,000,000 authorized Shares of Common Stock of which 800,000 are Class A, and 2,200,000 are Class B. As of the date of this Offering, 800,000 Shares of Class A Common Stock were issued and outstanding and 884,500 Shares of Class B Common Stock were issued and outstanding in the Company. 100% of the issued Class A shares prior to the Offering are issued to White Thorne Holdings, Inc., and 100% of the issued Class B shares prior to the Offering are issued to multiple investors.

The Company is offering 500,000 Shares at $10.00 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 1,008,000 Class B Common Shares issued in the Company with the Shares sold through this Offering equaling 6.83% ownership of issued Shares in the Company post offering. The Class B Shares sold are Common Shares that have no voting rights within the Company.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

No dilution caused to any other class

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Valuation is based on pro-forma statements; tech startup valuations; market opportunity

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital shares consists of:

Type	Class A and Class B Common Stock
Amount Outstanding	Class A (800,000) and Class B (884,500)
Voting Rights	Class A has 100% of the voting rights. Class B Common Stock shall have no voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holder of such security (assuming conversion prior to the Offering if convertible securities)	0.00001%

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

There are no unstated conflicts of interest or other known risks

Other Material Terms
There are no anti-dilution rights and this is not dilutive to current shareholders as 2,000,000 shares of the 3,000,000 were originally planned to be issued.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Class B Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company has a term debt of $1,400,000 with U.S. Strategic Capital Advisors due August 2023. As of December 31, 2022, $200,000 is still due to the lender.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? [X] Yes [ ] No

MANAGEMENT DISCUSSION AND ANALYSIS

Executive Overview

The present condition of the Company is not liquid enough to continue operations without a successful launch of the Regulation CF Offering. We have committed around $1.6mm of start-up capital through equity and debt to the development of our Minimum Viable Product (MVP) which is now being taken to market. While we have adequate resources to now initiate our business development plans, the Company does need additional operating capital of around $200,000 per month which is accounted for in this offering. The Company's first fiscal year of 2023 was devoted to development and the MVP is now ready. We believe the pro-forma statements that are provide do show an accurate estimate of the revenue and expense expectations of The Company.

The major trends which are being ridden by the Company remain in place and are strengthening as adoption of metaverse technologies grows. Research firms like McKinsey & Company continue to provide articles and papers that refer directly to the growth prospects in the metaverse space.

https://www.mckinsey.com/capabilities/growth-marketing-and-sales/our-insights/a-ceos-guide-to-the-metaverse

Management believes that completion of the initial Reg CF offering will be followed by a second CF offering containing audited financials and therefore allowing up to $5,000,000 in aggregate. Management believes completion of this aggregate offering will be sufficient for the Company to sustain operations indefinitely as the revenues of the Company are forecasted to provide sufficient forward cash flows.

This is a pre-revenue situation and investors should be aware that validation of the business model through consummated sales to enterprises has, at the time of the offering, not been completed. The Company is engaged in numerous discussions with large associations and enterprises which have indicated acceptance of the Company's offer. The likelihood is that some of these revenues will materialize in Q4-2023 (the company's fourth fiscal quarter) thereby ending the Company's first fiscal year on a positive uptrend.

Operating Results

For the 9 months ending December 31, 2022, the company incurred a total loss of $1,089,000. This loss was funded by small "friends and family" stock sales as well as a loan proved by U.S. Strategic Advisors in the amount of $1,450,000. About $600,000 of that loan was used to repay a portion of an $800,000 loan provided by another lender. As of December 31, 2022, $200,000 was still due to the other lender and $1,450,000 was due to USSA.

The first nine months of operations were devoted to creation of the "Minimum Viable Product" or MVP. As the Company was developing a technology that was heretofore unavailable, it expended considerable capital to develop a WEB-based, Platform Independent, and Scalable metaverse.

Liquidity and Capital Reserves

As of December 31, 2022, the Company had expended its cash and began relying on individuals own resources to continue operations. All senior management had salaries suspended on 12/31/2022 to sustain minimal operations. The only area that were required to receive funds since 1/1/2023 to present has been the Technology Group who has received minimal funding. All back due wages and payments to the tech group have been accrued on the books of the Company and will be paid as the Company's cash position allows for it.

Off Balance Sheet Arrangements

The Company has no off Balance-Sheet arrangements.

Critical Accounting Estimates

The forward pro-forma statements provided by the Company are built by basing all figures on the "Number of Users" criteria. The Company believes that the growth in the number of users will result in sales of not just private offices, but White-Label office complexes, Custom office complexes, and will also result in the sale of advertising and third-party products generating significant commissions. The number of users is a direct result of the Company's efforts to sell its technology to various enterprise level organizations like the Chambers of Commerce, the National Federation of Independent Businesses and other organizations. In addition, the Company intends to launch active social media marketing to drive potential users to its web site and then use its proprietary "IRIS" artificial intelligence avatar to facilitate sales.



USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$8,000	3%	$150,000
Retirement of all liabilities	--	--	38.5%	$1,925,000
Legal and Accounting Fees	7%	$17,000	--	--
Technology Development	24%	$60,000	20%	$1,000,000
SG&A	12%	$30,000	--	--
Accounts Payable	29%	$72,500	--	--
Working Capital	25%	$62,500	38.5%	$$1,925,000
Total	100%	$250,000	100%	$5,000,000

Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.



FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: AUDITED FINANCIALS



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (747) 230-4110

Independent Accountant's Audit Report

Mario Marcel CPA

To The Management of ELEVARE TECHNOLOGIES, INC.:

We have audited the accompanying financial statements of Elevare Technologies, Inc., which comprise the balance sheet as of March 31, 2023, the profit and loss statement, statement of cash flow and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America which includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to Obtain reasonable assurance about whether the financial statements are free from material misstatement.

EXHIBIT A: AUDITED FINANCIALS

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elevare Technologies, Inc as of March 31, 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Mario Marcel

Woodland Hills, California
April 21, 2023

EXHIBIT A: AUDITED FINANCIALS


Elevare Technologies, Inc.

Balance Sheet

As of March 31, 2023


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$ -34,572.38
Other Current Assets	$706.49
Total Current Assets	**$ -33,865.89**
Fixed Assets	
Metaverse Build	1,066,927.38
Total Fixed Assets	**$1,066,927.38**
Other Assets	**$4,105.25**
TOTAL ASSETS	**$1,037,166.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$787,428.62
Long-Term Liabilities	
Long-term business loans	1,450,000.00
Total Long-Term Liabilities	**$1,450,000.00**
Total Liabilities	**$2,237,428.62**
Equity	
Additional paid in capital	31,200.00
Opening balance equity	0.00
Retained Earnings	-61,216.20
Net Income	-1,170,245.68
Total Equity	**$ -1,200,261.88**
TOTAL LIABILITIES AND EQUITY	**$1,037,166.74**

EXHIBIT A: AUDITED FINANCIALS

Elevare Technologies, Inc.

Profit and Loss

April 2022 - March 2023

	TOTAL
Income	
Commission Revenues Kashify	2,737.50
Membership Subscriptions	22,062.45
Uncategorized Income	94.84
Total Income	**$24,894.79**
GROSS PROFIT	**$24,894.79**
Expenses	
Advertising & marketing	228,840.82
Bank fees & service charges	90,717.55
Computers	17,892.81
Contract labor	218,944.10
Employee benefits	10,929.64
Entertainment	480.46
Insurance	451.00
Interest paid	73,120.83
Legal & accounting services	26,304.17
Meals	17,393.18
Memberships & subscriptions	35,838.91
Office expenses	120,388.83
Payroll expenses	286,515.24
Rent	26,167.86
Repairs & maintenance	1,704.99
Trade Shows & Conferences	4,949.92
Travel	23,062.91
Uncategorized Expense	10,051.48
Utilities	1,979.00
Total Expenses	**$1,195,733.70**
NET OPERATING INCOME	**$ -1,170,838.91**
Other Income	$593.23
NET OTHER INCOME	**$593.23**
NET INCOME	**$ -1,170,245.68**

EXHIBIT A: AUDITED FINANCIALS

Elevare Technologies, Inc.
Statement of Cash Flows
April 2022 - March 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,170,245.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	**666,005.93**
Net cash provided by operating activities	**$ -504,239.75**
INVESTING ACTIVITIES	
Metaverse Build	-1,007,427.38
Startup & organizational costs	-4,105.25
Net cash provided by investing activities	**$ -1,011,532.63**
FINANCING ACTIVITIES	
Long-term business loans	1,450,000.00
Additional paid in capital	31,200.00
Opening balance equity	0.00
Net cash provided by financing activities	**$1,481,200.00**
NET CASH INCREASE FOR PERIOD	**$ -34,572.38**
CASH AT END OF PERIOD	**$ -34,572.38**

EXHIBIT A: AUDITED FINANCIALS

Elevare Technologies, Inc

Notes to Financial Statements December 31, 2022

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Elevare Technologies, Inc is a startup company that provides development services and sales of a metaverse designed for businesses with a focus on digital offices and digital meetings spaces

Use of Estimates

No estimates and assumptions have been made for the period of these financial statements. If estimates and assumptions are used, they will be in conformity with U.S. GAAP that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Balance Sheet Classification

The Company includes in current assets and liabilities fixed assets and startup costs and credit card liabilities, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. See independent accountants' audit report.

Revenue and Cost Recognition

Revenues from clients are recognized on the accrual basis of accounting. The accrual basis is used because management considers it to be the best available measure of revenue from direct customers. The most significant costs related to operations will be contractor labor and wage expenses. These costs will increase or decrease based on demand and the increase or decrease could be significant based on the circumstances.

EXHIBIT A: AUDITED FINANCIALS

Selling, general, and administrative costs will be charged to expense as incurred. Provisions for estimated losses on uncompleted projects are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, to costs and income are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount is included in revenues when realization is probable and the amount can be reliably estimated.

Evaluation of Subsequent Events

The management of the Company does not believe that there are any contingencies, lawsuits, loss of a major customer, change in ownership through membership interest etc. or other similar events subsequent to the date of the financial statements that would require an adjustment.

TRANSACTIONS WITH RELATED PARTY

No related party transactions as of the financial reporting date and through April 21, 2023 which is the date of the audited financial statements.

EXHIBIT A: FINANCIALS -PROFORMAS

Three Year Pro-forma statement

01-01-2023 to 12-31-25

		Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	Jan-24	Feb-24	Mar-24
Number of Paid Users @ $1/monthly		35,000	60,000	85,000	110,000	135,000	160,000	185,000	210,000	235,000	260,000	285,000	310,000
Number of Paid Users @ $10/monthly	20%	-	-	17,000	22,000	27,000	32,000	37,000	42,000	47,000	52,000	57,000	62,000
Number of White Label Users	*0.50%*	-	-	300	425	550	675	800	925	1,050	1,175	1,300	1,425
Number of Custom Builds	*0.01%*	-	-	9	11	14	16	19	21	24	26	29	31
Value per user - advertising	*$1.00*	-	-	-	-	-	-	185,000	210,000	235,000	260,000	285,000	310,000
Revenues													
Paid Users @ $1/monthly	*$2.50*	$ 87,500	$ 150,000	$ 212,500	$ 275,000	$ 337,500	$ 400,000	$ 462,500	$ 525,000	$ 587,500	$ 650,000	$ 712,500	$ 775,000
Paid Users @ $10/monthly	*$5.00*				$ 110,000	$ 135,000	$ 160,000	$ 185,000	$ 210,000	$ 235,000	$ 260,000	$ 285,000	$ 310,000
White Label	*$2,500*	$ -	$ -	$ 375,000	$ 906,250	$ 1,218,750	$ 1,531,250	$ 1,843,750	$ 2,156,250	$ 2,468,750	$ 2,781,250	$ 3,093,750	$ 3,406,250
Custom	*$10,000*	$ -	$ -	$ -	$ 85,000	$ 110,000	$ 135,000	$ 160,000	$ 185,000	$ 210,000	$ 235,000	$ 260,000	$ 285,000
Custom monthly maintenance	*$0*	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Advertising	*$1.00*	$ -	$ -	$ -	$ -	$ -	$ -	$ 185,000	$ 210,000	$ 235,000	$ 260,000	$ 285,000	$ 310,000
Total Revenues		**$ 87,500**	**$ 150,000**	**$ 587,500**	**$ 1,376,250**	**$ 1,801,250**	**$ 2,226,250**	**$ 2,836,250**	**$ 3,286,250.00**	**$ 3,736,250**	**$ 4,186,250**	**$ 4,636,250**	**$ 5,086,250**
Direct Expenses													
Commission/Cost of Sales	*15%*	$ 13,125	$ 22,500	$ 88,125	$ 206,438	$ 270,188	$ 333,938	$ 425,438	$ 492,938	$ 560,438	$ 627,938	$ 695,438	$ 762,938
Direct Tech Builds		$ -	$ -	$ 72,500	$ 97,500	$ 122,500	$ 147,500	$ 172,500	$ 197,500	$ 222,500	$ 247,500	$ 272,500	$ 297,500
Capacity Improvement		$ 5,500	$ 6,500	$ 7,500	$ 8,500	$ 9,500	$ 10,500	$ 11,500	$ 12,500	$ 13,500	$ 14,500	$ 15,500	$ 16,500
Total Direct Expenses		**$ 18,625**	**$ 29,000**	**$ 168,125**	**$ 312,438**	**$ 402,188**	**$ 491,938**	**$ 609,438**	**$ 702,938**	**$ 796,438**	**$ 889,938**	**$ 983,438**	**$ 1,076,938**
Gross Profit	79%	**$ 68,875**	**$ 121,000**	**$ 419,375**	**$ 1,063,813**	**$ 1,399,063**	**$ 1,734,313**	**$ 2,226,813**	**$ 2,583,313**	**$ 2,939,813**	**$ 3,296,313**	**$ 3,652,813**	**$ 4,009,313**
GP as a %		79%	81%	71%	77%	78%	78%	79%	79%	79%	79%	79%	79%
Fixed & Operating Costs	Budget												
Salaries & Benefits	4%	$ 79,750.00	$ 79,750.00	$ 79,750.00	$ 79,750.00	$ 79,750.00	$ 89,050.00	$ 113,450.00	$ 131,450.00	$ 149,450.00	$ 167,450.00	$ 185,450.00	$ 203,450.00
Bonuses	5%	$ -	$ -	$ -	$ 7,375.69	$ 25,800.03	$ 32,884.76	$ 41,071.77	$ 53,443.67	$ 61,097.57	$ 69,427.38	$ 77,723.39	$ 86,021.09
Technology	25%	$ 30,000.00	$ 37,500.00	$ 146,875.00	$ 344,062.50	$ 450,312.50	$ 556,562.50	$ 709,062.50	$ 821,562.50	$ 934,062.50	$ 1,046,562.50	$ 1,159,062.50	$ 1,271,562.50
Office & Expenses	1%	$ 875.00	$ 1,500.00	$ 5,875.00	$ 13,762.50	$ 18,012.50	$ 22,262.50	$ 28,362.50	$ 32,862.50	$ 37,362.50	$ 41,862.50	$ 46,362.50	$ 50,862.50
Cost of Capital Raise	5%	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11
Marketing	5%	$ 1,250.00	$ 4,375.00	$ 7,500.00	$ 29,375.00	$ 68,812.50	$ 90,062.50	$ 111,312.50	$ 141,812.50	$ 164,312.50	$ 186,812.50	$ 209,312.50	$ 231,812.50
Legal & Accounting	1%	$ 125.00	$ 437.50	$ 750.00	$ 2,937.50	$ 6,881.25	$ 9,006.25	$ 11,131.25	$ 14,181.25	$ 16,431.25	$ 18,681.25	$ 20,931.25	$ 23,181.25
Other	5%	$ 4,375.00	$ 7,500.00	$ 29,375.00	$ 68,812.50	$ 90,062.50	$ 111,312.50	$ 141,812.50	$ 164,312.50	$ 186,812.50	$ 209,312.50	$ 231,812.50	$ 254,312.50
Total Fixed & Operating Costs	51%	$ 118,111.11	$ 132,798.61	$ 271,861.11	$ 547,811.81	$ 741,367.40	$ 912,877.12	$ 1,157,939.13	$ 1,361,361.03	$ 1,551,264.93	$ 1,741,844.74	$ 1,932,390.75	$ 2,122,938.45
EBITDA		($49,236.11)	($11,798.61)	$147,513.89	$516,000.69	$657,695.10	$821,435.38	$1,068,873.37	$1,221,951.47	$1,388,547.57	$1,554,467.76	$1,720,421.75	$1,886,374.05
As a %		-56%	-8%	25%	37%	37%	37%	38%	37%	37%	37%	37%	37%
Provision for Income Tax	27%	0	0	$ 39,828.75	$ 139,320.19	$ 177,577.68	$ 221,787.55	$ 288,595.81	$ 329,926.90	$ 374,907.84	$ 419,706.30	$ 464,513.87	$ 509,320.99
Interest Charges		$ 14,000.00	$ 14,000.00	$ 14,000.00	$ 14,000.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization of Start Up Costs		$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
Net Income Atttiutable To Shares	1%	$ (78,236.11)	$ (40,798.61)	$ 78,685.14	$ 347,680.51	$ 465,117.43	$ 584,647.83	$ 765,277.56	$ 877,024.57	$ 998,639.72	$ 1,119,761.47	$ 1,240,907.88	$ 1,362,053.06
Number of Shares Outstanding		2,085,000	2,085,000	2,235,000	2,235,000	2,235,000	2,235,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000
Earnings Per Share		$ (0.04)	$ (0.02)	$ 0.04	$ 0.16	$ 0.21	$ 0.26	$ 0.31	$ 0.35	$ 0.40	$ 0.45	$ 0.50	$ 0.54
Trailing 12 months EPS										**$ 1.39**	**$ 1.99**	**$ 2.54**	**$ 3.15**
Statement of Cash Flows													
Beginning Cash		$ 723,613.89	$ 225,377.78	$ 3,669,579.17	$ 3,483,264.31	$ 3,565,944.81	$ 4,046,062.24	$ 4,421,104.42	$ 5,201,381.98	$ 6,093,406.56	$ 6,577,962.04	$ 7,712,723.50	$ 8,968,631.38
Changes from Earnings		$ (78,236.11)	$ (40,798.61)	$ 78,685.14	$ 347,680.51	$ 465,117.43	$ 584,647.83	$ 765,277.56	$ 877,024.57	$ 998,639.72	$ 1,119,761.47	$ 1,240,907.88	$ 1,362,053.06
Amortization Non-Cash		$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
Changes from Capital		$ -	$ 3,750,000.00	$ -		$ -	$ -	0	$ -	$ -	$ -	$ -	$ -
Changes in Dividends	17%	$ -	$ -	$ -	$ -	$ -	$ (224,605.65)	$ -	$ -	$ (529,084.24)	$ -	$ -	$ (792,784.30)
Change in Short Term Debt		$ (280,000.00)	$ (280,000.00)	$ (280,000.00)	$ (280,000.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Changes from AP/AR		$ (155,000.00)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Ending Cash		**$ 225,377.78**	**$ 3,669,579.17**	**$ 3,483,264.31**	**$ 3,565,944.81**	**$ 4,046,062.24**	**$ 4,421,104.42**	**$ 5,201,381.98**	**$ 6,093,406.56**	**$ 6,577,962.04**	**$ 7,712,723.50**	**$ 8,968,631.38**	**$ 9,552,900.14**
Short-term Assets													
Cash & Short Term Instruments		$ 225,377.78	$ 3,669,579.17	$ 3,483,264.31	$ 3,565,944.81	$ 4,046,062.24	$ 4,421,104.42	$ 5,201,381.98	$ 6,093,406.56	$ 6,577,962.04	$ 7,712,723.50	$ 8,968,631.38	$ 9,552,900.14
Accounts Receivable		0	0	0	0	0	0	0	0	0	0	0	0
Total Short Term Assets		$ 225,377.78	$ 3,669,579.17	$ 3,483,264.31	$ 3,565,944.81	$ 4,046,062.24	$ 4,421,104.42	$ 5,201,381.98	$ 6,093,406.56	$ 6,577,962.04	$ 7,712,723.50	$ 8,968,631.38	$ 9,552,900.14
Long-term Assets													
IP		$ 840,000.00	$ 825,000.00	$ 810,000.00	$ 795,000.00	$ 780,000.00	$ 765,000.00	$ 750,000.00	$ 735,000.00	$ 720,000.00	$ 705,000.00	$ 690,000.00	$ 675,000.00
Other Long-term Assets		0	0	0	0	0	0	0	0	0	0	0	0
Total Long-term Assets		$ 840,000.00	$ 825,000.00	$ 810,000.00	$ 795,000.00	$ 780,000.00	$ 765,000.00	$ 750,000.00	$ 735,000.00	$ 720,000.00	$ 705,000.00	$ 690,000.00	$ 675,000.00
Total Assets		$ 1,065,377.78	$ 4,494,579.17	$ 4,293,264.31	$ 4,360,944.81	$ 4,826,062.24	$ 5,186,104.42	$ 5,951,381.98	$ 6,828,406.56	$ 7,297,962.04	$ 8,417,723.50	$ 9,658,631.38	$ 10,227,900.14
Liabilities													
Short Term Liabilities													
Accounts Payable		$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00
Current Portion of Long Term Debt		$ 640,000.00	$ 360,000.00	$ 80,000.00	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)
Total Short Term Liabilities		$ 646,000.00	$ 366,000.00	$ 86,000.00	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)
Total Short & Long Term Liabilities		$ 646,000.00	$ 366,000.00	$ 86,000.00	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)
Equity													
Capital		$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00
Additional Paid in Capital		$ 1,370,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00
Dividends Paid		$ -	$ -	$ -	$ -	$ -	$ (224,605.65)	$ (224,605.65)	$ (224,605.65)	$ (753,689.88)	$ (753,689.88)	$ (753,689.88)	$ (1,546,474.19)
Current Earnings		$ (78,236.11)	$ (119,034.72)	$ (40,349.58)	$ 307,330.92	$ 772,448.35	$ 1,357,096.18	$ 2,122,373.74	$ 2,999,398.31	$ 3,998,038.04	$ 5,117,799.50	$ 6,358,707.38	$ 7,720,760.44
Retainerd Earnings		$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)
Total Equity		$ 419,377.78	$ 4,128,579.17	$ 4,207,264.31	$ 4,554,944.81	$ 5,020,062.24	$ 5,380,104.42	$ 6,145,381.98	$ 7,022,406.56	$ 7,491,962.04	$ 8,611,723.50	$ 9,852,631.38	$ 10,421,900.14

EXHIBIT A: FINANCIALS -PROFORMAS CONTINUED

Three Year Pro-forma statement

01-01-2023 to 12-31-25

		Apr-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24	Jan-25	Feb-25	Mar-25
Number of Paid Users @ $1/monthly		335,000	360,000	385,000	410,000	435,000	460,000	485,000	510,000	535,000	560,000	585,000	610,000
Number of Paid Users @ $10/monthly	20%	67,000	72,000	77,000	82,000	87,000	92,000	97,000	102,000	107,000	112,000	117,000	122,000
Number of White Label Users	*0.50%*	1,550	1,675	1,800	1,925	2,050	2,175	2,300	2,425	2,550	2,675	2,800	2,925
Number of Custom Builds	*0.01%*	34	36	39	41	44	46	49	51	54	56	59	61
Value per user - advertising	*$1.00*	335,000	360,000	385,000	410,000	435,000	460,000	485,000	510,000	535,000	560,000	585,000	610,000
Revenues													
Paid Users @ $1/monthly	*$2.50*	$ 837,500	$ 900,000	$ 962,500	$ 1,025,000	$ 1,087,500	$ 1,150,000	$ 1,212,500	$ 1,275,000	$ 1,337,500	$ 1,400,000	$ 1,462,500	$ 1,525,000
Paid Users @ $10/monthly	*$5.00*	$ 335,000	$ 360,000	$ 385,000	$ 410,000	$ 435,000	$ 460,000	$ 485,000	$ 510,000	$ 535,000	$ 560,000	$ 585,000	$ 610,000
White Label	*$2,500*	$ 3,718,750	$ 4,031,250	$ 4,343,750	$ 4,656,250	$ 4,968,750	$ 5,281,250	$ 5,593,750	$ 5,906,250	$ 6,218,750	$ 6,531,250	$ 6,843,750	$ 7,156,250
Custom	*$10,000*	$ 310,000	$ 335,000	$ 360,000	$ 385,000	$ 410,000	$ 435,000	$ 460,000	$ 485,000	$ 510,000	$ 535,000	$ 560,000	$ 585,000
Custom monthly maintenance	*$0*	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Advertising	*$1.00*	$ 335,000	$ 360,000	$ 385,000	$ 410,000	$ 435,000	$ 460,000	$ 485,000	$ 510,000	$ 535,000	$ 560,000	$ 585,000	$ 610,000
Total Revenues		**$ 5,536,250**	**$ 5,986,250**	**$ 6,436,250**	**$ 6,886,250**	**$ 7,336,250**	**$ 7,786,250**	**$ 8,236,250**	**$ 8,686,250**	**$ 9,136,250**	**$ 9,586,250**	**$ 10,036,250**	**$ 10,486,250**
Direct Expenses													
Commission/Cost of Sales	*15%*	$ 830,438	$ 897,938	$ 965,438	$ 1,032,938	$ 1,100,438	$ 1,167,938	$ 1,235,438	$ 1,302,938	$ 1,370,438	$ 1,437,938	$ 1,505,438	$ 1,572,938
Direct Tech Builds		$ 322,500	$ 347,500	$ 372,500	$ 397,500	$ 422,500	$ 447,500	$ 472,500	$ 497,500	$ 522,500	$ 547,500	$ 572,500	$ 597,500
Capacity Improvement		$ 17,500	$ 18,500	$ 19,500	$ 20,500	$ 21,500	$ 22,500	$ 23,500	$ 24,500	$ 25,500	$ 26,500	$ 27,500	$ 28,500
Total Direct Expenses		**$ 1,170,438**	**$ 1,263,938**	**$ 1,357,438**	**$ 1,450,938**	**$ 1,544,438**	**$ 1,637,938**	**$ 1,731,438**	**$ 1,824,938**	**$ 1,918,438**	**$ 2,011,938**	**$ 2,105,438**	**$ 2,198,938**
Gross Profit	79%	**$ 4,365,813**	**$ 4,722,313**	**$ 5,078,813**	**$ 5,435,313**	**$ 5,791,813**	**$ 6,148,313**	**$ 6,504,813**	**$ 6,861,313**	**$ 7,217,813**	**$ 7,574,313**	**$ 7,930,813**	**$ 8,287,313**
GP as a %		79%	79%	79%	79%	79%	79%	79%	79%	79%	79%	79%	79%
Fixed & Operating Costs	Budget												
Salaries & Benefits	4%	$ 221,450.00	$ 239,450.00	$ 257,450.00	$ 275,450.00	$ 293,450.00	$ 311,450.00	$ 329,450.00	$ 347,450.00	$ 365,450.00	$ 383,450.00	$ 401,450.00	$ 419,450.00
Bonuses	5%	$ 94,318.70	$ 102,616.32	$ 110,913.94	$ 119,211.56	$ 127,509.18	$ 135,806.80	$ 144,104.42	$ 152,402.04	$ 160,699.66	$ 168,997.27	$ 177,294.89	$ 185,592.51
Technology	25%	$ 1,384,062.50	$ 1,496,562.50	$ 1,609,062.50	$ 1,721,562.50	$ 1,834,062.50	$ 1,946,562.50	$ 2,059,062.50	$ 2,171,562.50	$ 2,284,062.50	$ 2,396,562.50	$ 2,509,062.50	$ 2,621,562.50
Office & Expenses	1%	$ 55,362.50	$ 59,862.50	$ 64,362.50	$ 68,862.50	$ 73,362.50	$ 77,862.50	$ 82,362.50	$ 86,862.50	$ 91,362.50	$ 95,862.50	$ 100,362.50	$ 104,862.50
Cost of Capital Raise	5%	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11
Marketing	5%	$ 254,312.50	$ 276,812.50	$ 299,312.50	$ 321,812.50	$ 344,312.50	$ 366,812.50	$ 389,312.50	$ 411,812.50	$ 434,312.50	$ 456,812.50	$ 479,312.50	$ 501,812.50
Legal & Accounting	1%	$ 25,431.25	$ 27,681.25	$ 29,931.25	$ 32,181.25	$ 34,431.25	$ 36,681.25	$ 38,931.25	$ 41,181.25	$ 43,431.25	$ 45,681.25	$ 47,931.25	$ 50,181.25
Other	5%	$ 276,812.50	$ 299,312.50	$ 321,812.50	$ 344,312.50	$ 366,812.50	$ 389,312.50	$ 411,812.50	$ 434,312.50	$ 456,812.50	$ 479,312.50	$ 501,812.50	$ 524,312.50
Total Fixed & Operating Costs	51%	$ 2,313,486.06	$ 2,504,033.68	$ 2,694,581.30	$ 2,885,128.92	$ 3,075,676.54	$ 3,266,224.16	$ 3,456,771.78	$ 3,647,319.40	$ 3,837,867.02	$ 4,028,414.64	$ 4,218,962.25	$ 4,409,509.87
EBITDA		$2,052,326.44	$2,218,278.82	$2,384,231.20	$2,550,183.58	$2,716,135.96	$2,882,088.34	$3,048,040.72	$3,213,993.10	$3,379,945.48	$3,545,897.86	$3,711,850.25	$3,877,802.63
As a %		37%	37%	37%	37%	37%	37%	37%	37%	37%	37%	37%	37%
Provision for Income Tax	27%	$ 554,128.14	$ 598,935.28	$ 643,742.42	$ 688,549.57	$ 733,356.71	$ 778,163.85	$ 822,970.99	$ 867,778.14	$ 912,585.28	$ 957,392.42	$ 1,002,199.57	$ 1,047,006.71
Interest Charges		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization of Start Up Costs		$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
Net Income Atttiutable To Shares	1%	$ 1,483,198.30	$ 1,604,343.54	$ 1,725,488.77	$ 1,846,634.01	$ 1,967,779.25	$ 2,088,924.49	$ 2,210,069.73	$ 2,331,214.97	$ 2,452,360.20	$ 2,573,505.44	$ 2,694,650.68	$ 2,815,795.92
Number of Shares Outstanding		2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000
Earnings Per Share		$ 0.59	$ 0.64	$ 0.69	$ 0.74	$ 0.79	$ 0.84	$ 0.88	$ 0.93	$ 0.98	$ 1.03	$ 1.08	$ 1.13
Trailing 12 months EPS		**$ 3.78**	**$ 4.44**	**$ 5.10**	**$ 5.68**	**$ 6.26**	**$ 6.83**	**$ 7.41**	**$ 7.99**	**$ 8.57**	**$ 9.15**	**$ 9.74**	**$ 10.32**
Statement of Cash Flows													
Beginning Cash		$ 9,552,900.14	$ 11,051,098.44	$ 12,670,441.97	$ 13,364,245.97	$ 15,225,879.98	$ 17,208,659.23	$ 18,011,990.09	$ 20,237,059.82	$ 22,583,274.78	$ 8,496,134.22	$ 11,084,639.66	$ 13,794,290.34
Changes from Earnings		$ 1,483,198.30	$ 1,604,343.54	$ 1,725,488.77	$ 1,846,634.01	$ 1,967,779.25	$ 2,088,924.49	$ 2,210,069.73	$ 2,331,214.97	$ 2,452,360.20	$ 2,573,505.44	$ 2,694,650.68	$ 2,815,795.92
Amortization Non-Cash		$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
Changes from Capital		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Changes in Dividends	17%	$ -	$ -	$ (1,046,684.78)	$ -	$ -	$ (1,300,593.63)	$ -	$ -	$ (16,554,500.77)	$ -	$ -	$ (1,808,407.91)
Change in Short Term Debt		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Changes from AP/AR		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Ending Cash		**$ 11,051,098.44**	**$ 12,670,441.97**	**$ 13,364,245.97**	**$ 15,225,879.98**	**$ 17,208,659.23**	**$ 18,011,990.09**	**$ 20,237,059.82**	**$ 22,583,274.78**	**$ 8,496,134.22**	**$ 11,084,639.66**	**$ 13,794,290.34**	**$ 14,816,678.35**
Short-term Assets													
Cash & Short Term Instruments		$ 11,051,098.44	$ 12,670,441.97	$ 13,364,245.97	$ 15,225,879.98	$ 17,208,659.23	$ 18,011,990.09	$ 20,237,059.82	$ 22,583,274.78	$ 8,496,134.22	$ 11,084,639.66	$ 13,794,290.34	$ 14,816,678.35
Accounts Receivable		0	0	0	0	0	0	0	0	0	0	0	0
Total Short Term Assets		$ 11,051,098.44	$ 12,670,441.97	$ 13,364,245.97	$ 15,225,879.98	$ 17,208,659.23	$ 18,011,990.09	$ 20,237,059.82	$ 22,583,274.78	$ 8,496,134.22	$ 11,084,639.66	$ 13,794,290.34	$ 14,816,678.35
Long-term Assets													
IP		$ 660,000.00	$ 645,000.00	$ 630,000.00	$ 615,000.00	$ 600,000.00	$ 585,000.00	$ 570,000.00	$ 555,000.00	$ 540,000.00	$ 525,000.00	$ 510,000.00	$ 495,000.00
Other Long-term Assets		0	0	0	0	0	0	0	0	0	0	0	0
Total Long-term Assets		$ 660,000.00	$ 645,000.00	$ 630,000.00	$ 615,000.00	$ 600,000.00	$ 585,000.00	$ 570,000.00	$ 555,000.00	$ 540,000.00	$ 525,000.00	$ 510,000.00	$ 495,000.00
Total Assets		$ 11,711,098.44	$ 13,315,441.97	$ 13,994,245.97	$ 15,840,879.98	$ 17,808,659.23	$ 18,596,990.09	$ 20,807,059.82	$ 23,138,274.78	$ 9,036,134.22	$ 11,609,639.66	$ 14,304,290.34	$ 15,311,678.35
Liabilities													
Short Term Liabilities													
Accounts Payable		$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00
Current Portion of Long Term Debt		$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)
Total Short Term Liabilities		$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)
Total Short & Long Term Liabilities		$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)
Equity													
Capital		$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00
Additional Paid in Capital		$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00
Dividends Paid		$ (1,546,474.19)	$ (1,546,474.19)	$ (2,593,158.97)	$ (2,593,158.97)	$ (2,593,158.97)	$ (3,893,752.60)	$ (3,893,752.60)	$ (3,893,752.60)	$ (20,448,253.36)	$ (20,448,253.36)	$ (20,448,253.36)	$ (22,256,661.27)
Current Earnings		$ 9,203,958.74	$ 10,808,302.27	$ 12,533,791.05	$ 14,380,425.06	$ 16,348,204.31	$ 18,437,128.80	$ 20,647,198.53	$ 22,978,413.49	$ 25,430,773.69	$ 28,004,279.13	$ 30,698,929.81	$ 33,514,725.73
Retainerd Earnings		$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)
Total Equity		$ 11,905,098.44	$ 13,509,441.97	$ 14,188,245.97	$ 16,034,879.98	$ 18,002,659.23	$ 18,790,990.09	$ 21,001,059.82	$ 23,332,274.78	$ 9,230,134.22	$ 11,803,639.66	$ 14,498,290.34	$ 15,505,678.35

EXHIBIT A: FINANCIALS -PROFORMAS CONTINUED

Three Year Pro-forma statement

01-01-2023 to 12-31-25

		Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25	Jan-26	Feb-26	Mar-26
Number of Paid Users @ $1/monthly		**635,000**	**660,000**	**685,000**	**710,000**	**735,000**	**760,000**	**785,000**	**810,000**	**835,000**	**860,000**	**885,000**	**910,000**
Number of Paid Users @ $10/monthly	**20%**	**127,000**	**132,000**	**137,000**	**142,000**	**147,000**	**152,000**	**157,000**	**162,000**	**167,000**	**172,000**	**177,000**	**182,000**
Number of White Label Users	***0.50%***	3,050	3,175	3,300	3,425	3,550	3,675	3,800	3,925	4,050	4,175	4,300	4,425
Number of Custom Builds	***0.01%***	64	66	69	71	74	76	79	81	84	86	89	91
Value per user - advertising	***$1.00***	635,000	660,000	685,000	710,000	735,000	760,000	785,000	810,000	835,000	860,000	885,000	910,000
Revenues													
Paid Users @ $1/monthly	*$2.50*	$ 1,587,500	$ 1,650,000	$ 1,712,500	$ 1,775,000	$ 1,837,500	$ 1,900,000	$ 1,962,500	$ 2,025,000	$ 2,087,500	$ 2,150,000	$ 2,212,500	$ 2,275,000
Paid Users @ $10/monthly	*$5.00*	$ 635,000	$ 660,000	$ 685,000	$ 710,000	$ 735,000	$ 760,000	$ 785,000	$ 810,000	$ 835,000	$ 860,000	$ 885,000	$ 910,000
White Label	*$2,500*	$ 7,468,750	$ 7,781,250	$ 8,093,750	$ 8,406,250	$ 8,718,750	$ 9,031,250	$ 9,343,750	$ 9,656,250	$ 9,968,750	$ 10,281,250	$ 10,593,750	$ 10,906,250
Custom	*$10,000*	$ 610,000	$ 635,000	$ 660,000	$ 685,000	$ 710,000	$ 735,000	$ 760,000	$ 785,000	$ 810,000	$ 835,000	$ 860,000	$ 885,000
Custom monthly maintenance	*$0*	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Advertising	*$1.00*	$ 635,000	$ 660,000	$ 685,000	$ 710,000	$ 735,000	$ 760,000	$ 785,000	$ 810,000	$ 835,000	$ 860,000	$ 885,000	$ 910,000
Total Revenues		**$ 10,936,250**	**$ 11,386,250**	**$ 11,836,250**	**$ 12,286,250**	**$ 12,736,250**	**$ 13,186,250**	**$ 13,636,250**	**$ 14,086,250**	**$ 14,536,250**	**$ 14,986,250**	**$ 15,436,250**	**$ 15,886,250**
Direct Expenses													
Commission/Cost of Sales	*15%*	$ 1,640,438	$ 1,707,938	$ 1,775,438	$ 1,842,938	$ 1,910,438	$ 1,977,938	$ 2,045,438	$ 2,112,938	$ 2,180,438	$ 2,247,938	$ 2,315,438	$ 2,382,938
Direct Tech Builds		$ 622,500	$ 647,500	$ 672,500	$ 697,500	$ 722,500	$ 747,500	$ 772,500	$ 797,500	$ 822,500	$ 847,500	$ 872,500	$ 897,500
Capacity Improvement		$ 29,500	$ 30,500	$ 31,500	$ 32,500	$ 33,500	$ 34,500	$ 35,500	$ 36,500	$ 37,500	$ 38,500	$ 39,500	$ 40,500
Total Direct Expenses		**$ 2,292,438**	**$ 2,385,938**	**$ 2,479,438**	**$ 2,572,938**	**$ 2,666,438**	**$ 2,759,938**	**$ 2,853,438**	**$ 2,946,938**	**$ 3,040,438**	**$ 3,133,938**	**$ 3,227,438**	**$ 3,320,938**
Gross Profit	79%	**$ 8,643,813**	**$ 9,000,313**	**$ 9,356,813**	**$ 9,713,313**	**$ 10,069,813**	**$ 10,426,313**	**$ 10,782,813**	**$ 11,139,313**	**$ 11,495,813**	**$ 11,852,313**	**$ 12,208,813**	**$ 12,565,313**
GP as a %		79%	79%	79%	79%	79%	79%	79%	79%	79%	79%	79%	79%
Fixed & Operating Costs	Budget												
Salaries & Benefits	4%	$ 437,450.00	$ 455,450.00	$ 473,450.00	$ 491,450.00	$ 509,450.00	$ 527,450.00	$ 545,450.00	$ 563,450.00	$ 581,450.00	$ 599,450.00	$ 617,450.00	$ 635,450.00
Bonuses	5%	$ 193,890.13	$ 202,187.75	$ 210,485.37	$ 218,782.99	$ 227,080.61	$ 235,378.23	$ 243,675.85	$ 251,973.46	$ 260,271.08	$ 268,568.70	$ 276,866.32	$ 285,163.94
Technology	25%	$ 2,734,062.50	$ 2,846,562.50	$ 2,959,062.50	$ 3,071,562.50	$ 3,184,062.50	$ 3,296,562.50	$ 3,409,062.50	$ 3,521,562.50	$ 3,634,062.50	$ 3,746,562.50	$ 3,859,062.50	$ 3,971,562.50
Office & Expenses	1%	$ 109,362.50	$ 113,862.50	$ 118,362.50	$ 122,862.50	$ 127,362.50	$ 131,862.50	$ 136,362.50	$ 140,862.50	$ 145,362.50	$ 149,862.50	$ 154,362.50	$ 158,862.50
Cost of Capital Raise	5%	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11	$ 1,736.11
Marketing	5%	$ 524,312.50	$ 546,812.50	$ 569,312.50	$ 591,812.50	$ 614,312.50	$ 636,812.50	$ 659,312.50	$ 681,812.50	$ 704,312.50	$ 726,812.50	$ 749,312.50	$ 771,812.50
Legal & Accounting	1%	$ 52,431.25	$ 54,681.25	$ 56,931.25	$ 59,181.25	$ 61,431.25	$ 63,681.25	$ 65,931.25	$ 68,181.25	$ 70,431.25	$ 72,681.25	$ 74,931.25	$ 77,181.25
Other	5%	$ 546,812.50	$ 569,312.50	$ 591,812.50	$ 614,312.50	$ 636,812.50	$ 659,312.50	$ 681,812.50	$ 704,312.50	$ 726,812.50	$ 749,312.50	$ 771,812.50	$ 794,312.50
Total Fixed & Operating Costs	51%	$ 4,600,057.49	$ 4,790,605.11	$ 4,981,152.73	$ 5,171,700.35	$ 5,362,247.97	$ 5,552,795.59	$ 5,743,343.21	$ 5,933,890.83	$ 6,124,438.44	$ 6,314,986.06	$ 6,505,533.68	$ 6,696,081.30
EBITDA		$4,043,755.01	$4,209,707.39	$4,375,659.77	$4,541,612.15	$4,707,564.53	$4,873,516.91	$5,039,469.29	$5,205,421.67	$5,371,374.06	$5,537,326.44	$5,703,278.82	$5,869,231.20
As a %		37%	37%	37%	37%	37%	37%	37%	37%	37%	37%	37%	37%
Provision for Income Tax	27%	$ 1,091,813.85	$ 1,136,620.99	$ 1,181,428.14	$ 1,226,235.28	$ 1,271,042.42	$ 1,315,849.57	$ 1,360,656.71	$ 1,405,463.85	$ 1,450,270.99	$ 1,495,078.14	$ 1,539,885.28	$ 1,584,692.42
Interest Charges		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization of Start Up Costs		$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
Net Income Atttiutable To Shares	1%	$ 2,936,941.16	$ 3,058,086.39	$ 3,179,231.63	$ 3,300,376.87	$ 3,421,522.11	$ 3,542,667.35	$ 3,663,812.58	$ 3,784,957.82	$ 3,906,103.06	$ 4,027,248.30	$ 4,148,393.54	$ 4,269,538.77
Number of Shares Outstanding		2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000
Earnings Per Share		$ 1.17	$ 1.22	$ 1.27	$ 1.32	$ 1.37	$ 1.42	$ 1.47	$ 1.51	$ 1.56	$ 1.61	$ 1.66	$ 1.71
Trailing 12 months EPS		**$ 10.90**	**$ 11.48**	**$ 12.06**	**$ 12.64**	**$ 13.23**	**$ 13.81**	**$ 14.39**	**$ 14.97**	**$ 15.55**	**$ 16.13**	**$ 16.71**	**$ 17.30**
Statement of Cash Flows													
Beginning Cash		$ 14,816,678.35	$ 17,768,619.50	$ 20,841,705.90	$ 21,973,622.47	$ 25,288,999.34	$ 28,725,521.45	$ 29,966,966.60	$ 33,645,779.18	$ 37,445,737.01	$ 38,796,710.73	$ 42,838,959.03	$ 47,002,352.56
Changes from Earnings		$ 2,936,941.16	$ 3,058,086.39	$ 3,179,231.63	$ 3,300,376.87	$ 3,421,522.11	$ 3,542,667.35	$ 3,663,812.58	$ 3,784,957.82	$ 3,906,103.06	$ 4,027,248.30	$ 4,148,393.54	$ 4,269,538.77
Amortization Non-Cash		$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
Changes from Capital		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Changes in Dividends	17%	$ -	$ -	$ (2,062,315.05)	$ -	$ -	$ (2,316,222.20)	$ -	$ -	$ (2,570,129.34)	$ -	$ -	$ (2,824,036.48)
Change in Short Term Debt		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Changes from AP/AR		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Ending Cash		**$ 17,768,619.50**	**$ 20,841,705.90**	**$ 21,973,622.47**	**$ 25,288,999.34**	**$ 28,725,521.45**	**$ 29,966,966.60**	**$ 33,645,779.18**	**$ 37,445,737.01**	**$ 38,796,710.73**	**$ 42,838,959.03**	**$ 47,002,352.56**	**$ 48,462,854.85**
Short-term Assets													
Cash & Short Term Instruments		$ 17,768,619.50	$ 20,841,705.90	$ 21,973,622.47	$ 25,288,999.34	$ 28,725,521.45	$ 29,966,966.60	$ 33,645,779.18	$ 37,445,737.01	$ 38,796,710.73	$ 42,838,959.03	$ 47,002,352.56	$ 48,462,854.85
Accounts Receivable		0	0	0	0	0	0	0	0	0	0	0	0
Total Short Term Assets		$ 17,768,619.50	$ 20,841,705.90	$ 21,973,622.47	$ 25,288,999.34	$ 28,725,521.45	$ 29,966,966.60	$ 33,645,779.18	$ 37,445,737.01	$ 38,796,710.73	$ 42,838,959.03	$ 47,002,352.56	$ 48,462,854.85
Long-term Assets													
IP		$ 480,000.00	$ 465,000.00	$ 450,000.00	$ 435,000.00	$ 420,000.00	$ 405,000.00	$ 390,000.00	$ 375,000.00	$ 360,000.00	$ 345,000.00	$ 330,000.00	$ 315,000.00
Other Long-term Assets		0	0	0	0	0	0	0	0	0	0	0	0
Total Long-term Assets		$ 480,000.00	$ 465,000.00	$ 450,000.00	$ 435,000.00	$ 420,000.00	$ 405,000.00	$ 390,000.00	$ 375,000.00	$ 360,000.00	$ 345,000.00	$ 330,000.00	$ 315,000.00
Total Assets		$ 18,248,619.50	$ 21,306,705.90	$ 22,423,622.47	$ 25,723,999.34	$ 29,145,521.45	$ 30,371,966.60	$ 34,035,779.18	$ 37,820,737.01	$ 39,156,710.73	$ 43,183,959.03	$ 47,332,352.56	$ 48,777,854.85
Liabilities													
Short Term Liabilities													
Accounts Payable		$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00
Current Portion of Long Term Debt		$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)	$ (200,000.00)
Total Short Term Liabilities		$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)
Total Short & Long Term Liabilities		$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)	$ (194,000.00)
Equity													
Capital		$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00	$ 1,600.00
Additional Paid in Capital		$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00	$ 5,120,000.00
Dividends Paid		$ (22,256,661.27)	$ (22,256,661.27)	$ (24,318,976.33)	$ (24,318,976.33)	$ (24,318,976.33)	$ (26,635,198.52)	$ (26,635,198.52)	$ (26,635,198.52)	$ (29,205,327.86)	$ (29,205,327.86)	$ (29,205,327.86)	$ (32,029,364.35)
Current Earnings		$ 36,451,666.89	$ 39,509,753.28	$ 42,688,984.91	$ 45,989,361.78	$ 49,410,883.89	$ 52,953,551.24	$ 56,617,363.82	$ 60,402,321.64	$ 64,308,424.70	$ 68,335,673.00	$ 72,484,066.54	$ 76,753,605.31
Retainerd Earnings		$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)	$ (873,986.11)
Total Equity		$ 18,442,619.50	$ 21,500,705.90	$ 22,617,622.47	$ 25,917,999.34	$ 29,339,521.45	$ 30,565,966.60	$ 34,229,779.18	$ 38,014,737.01	$ 39,350,710.73	$ 43,377,959.03	$ 47,526,352.56	$ 48,971,854.85

EXHIBIT B: SUBSCRIPTION PROCESS

EXHIBIT A
Signature Documents

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE-SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE-SKY LAWS. ALTHOUGH FORM C HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT FORM C DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "TESTING THE WATERS" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

“INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: ELEVARE TECHNOLOGIES, INC.
    100 ILLINOIS STREET, SUITE 200
    SAINT CHARLES, IL 60147

Ladies and Gentlemen:

1. Subscription.
(a) The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Class B Common Stock (the "Securities") of Elevare Technologies, Inc., a Delaware corporation (the "Company"), at the price set forth on the Platform's investment page (the "Per Security Price"), upon the terms and conditions set forth herein. The minimum subscription is $500. The rights of the Securities are as set forth in the Certificate of Incorporation.

(b) Subscriber understands that the Securities are being offered pursuant to a Reg. CF Offering Memorandum dated May 30th, 2023 (the "Offering Memorandum") filed with the SEC as part of the Form C. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, copies of the Offering Memorandum and Form C including exhibits thereto and any other information required by the Subscriber to make an investment decision.

(c) The Subscriber's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify the Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder with respect to such rejected subscription or portion thereof shall terminate.

(d) The aggregate number of Securities sold pursuant to Section 4(a)(6) of the Act in addition to those sold in the prior 12 months shall not exceed $5,000,000 (the "Maximum Offering"). The Company may accept subscriptions until the date set forth in the Form C filed with the SEC unless otherwise extended by the Company in its sole discretion in accordance with applicable SEC regulations for such other period required to sell the Maximum Offering (the "Termination Date"). Providing that subscriptions for $250,000 in Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Platform.

(b) Escrow arrangements. Payment for the Securities shall be received by North Capital Investment Services (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Platform's payment processing instructions. Upon such Closing Date, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by a transfer agent designated by the Company (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding under the Act.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a fact or other matter if such individual is aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all the requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale, and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold, and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the

Company in accordance with its terms, except

        (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally,

        (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and

        (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Act or the rules promulgated thereunder, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of March 31, 2023, and the related statements of income, stockholders' equity and cash flows for the period then ended (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Platform. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in "Use of Proceeds to Issuer" in the Offering Materials.

(h) Litigation. Except as set forth in the Form C, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.
By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of such Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. The subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. The subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. The subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
(i) To the Company;
(ii) To An "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) As part of an offering registered under the Securities Act with the SEC; or
(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Accredited Investor Status or Investment Limits. Subscriber represents that either:
(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or (ii)Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000. Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Form C. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities, as applicable. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company based on the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Company Status. Subscriber understands and agrees that the Company has limited operating history, few revenues and no profits.

(l) No Outside or Inconsistent Information. Subscriber acknowledges and agrees that, in making its investment decision, the Subscriber has received no written or oral representations or information that is inconsistent with, or outside of, the Offering Materials, and has relied solely on the Offering Materials in making such an investment decision.

(n) No Other Representations or Warranties. Subscriber acknowledges and agrees that the Company:

(o) has not made any other representations or warranties to Subscriber with respect to the Company except as specifically contained herein; and (ii) has not rendered any investment or tax advice to Subscriber or any other party.

5. Drag-along.

(a) A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly--owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly—owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b) In the event a Sale of the Company is approved by the Company's board of directors and by the vote required to achieve majority approval by the outstanding shares of the Company's Class A Common Stock the Investor hereby agrees with respect to the Securities and the voting rights of the Investor, if any: (i) in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from Investor, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings; (ii) to vote (to the extent any vote is solicited from Investor) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; (iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties; (v) if the Sale of the Company is structured as a stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;(vi) not to deposit, and to cause the Subscriber's affiliates not to deposit the Securities owned by the Subscriber affiliate in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and (vii) if the consideration to be paid in exchange for the Securities pursuant to this Section 5 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Act, the Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

6. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes impossible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. The subscriber agrees that in the event the Subscriber does not provide information sufficient to affect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to affect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS AND IRREVOCABLY AGREES TO THE SELECTION OF AN ALTERNATIVE FORUM, THE COURT OF CHANCERY IN THE STATE OF DELAWARE AS THE SOLE AND EXCLUSIVE FORUM FOR ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURT

IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWEDTHIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER

9. Electronic Consent and Electronic Delivery of Documents.

Subscriber agrees that any time Subscriber clicks on an "I Agree," "I Consent" or other similarly worded button or entry field with Subscriber's mouse, keystroke or other device, Subscriber's agreement or consent is legally binding and enforceable and is the legal equivalent of Subscriber's handwritten signature on an agreement that is printed on paper. Subscriber agrees to be bound by any affirmation, assent or agreement transmitted to or through Company's website(s) or Company's Transfer Agent by computer or other electronic device, including internet, telephonic and wireless devices, including but not limited to any consent Subscriber gives or will give to receive communications from Legion M Entertainment, Inc., or any of its affiliates, solely through electronic transmission.

Subscriber understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, "Communications") regarding Subscriber's investment in Company, may be delivered by electronic means, such as by e-mail or through Company's transfer agent. Subscriber consents to electronic delivery as described in the preceding sentence. In so consenting, Subscriber acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. Subscriber also acknowledges that an e-mail from Company or its affiliates may be accessed by recipients other than Subscriber and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Subscriber understands that Company gives no warranties in relation to these matters. Subscriber further understands and agrees to each of the following:
• As long as Subscriber's consent remains in effect, Company may provide all Communications to Subscriber electronically in lieu of providing paper Communications, including without limitation all shareholder notices and shareholder meeting notices.
• Hardware and software that Subscriber will need. Electronic Communications may be provided via e-mail and/or affiliates of Company. In order to view and retain the Communications, Subscriber's

computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an Internet Service Provider or any other capable communications medium, and with software capable of viewing and printing a *.pdf file created by Adobe Acrobat. Further, Subscriber must have a personal e-mail address capable of sending and receiving e- mail messages to and from Company's Transfer Agent. To print documents, Subscriber will need access to a printer compatible with Subscriber's hardware and the required software.

• If these software or hardware requirements change in the future, Company will notify Subscriber through the Company's website or Transfer Agent.
• To facilitate these services, Subscriber must provide Company and Transfer Agent with a current e-mail address and update that information as necessary. Unless otherwise required by law, Subscriber will be deemed to have received any electronic Communications that are sent to the most current e-mail address provided.

Company will not assume liability for non-receipt of Notification of the Availability of Electronic Communications. In the event Subscriber's e-mail address on file is invalid, Subscriber's e-mail or Internet service provider filters the notification as "spam" or "junk mail," there is a malfunction in Subscriber's computer, browser, Internet service and/or software, or for any other reasons beyond the control of Company.

10. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:
Elevare Technologies, Inc.
100 Illinois Street, Suite 200
Saint Charles, IL 60174

Email: Invest@elevaretechnologies.com

If to a Subscriber, to Subscriber's address as shown on the signature page hereto
or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. Miscellaneous.
(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) The Subscriber shall complete, sign, and return to the Company as soon as possible, on request by the Company, any documents, questionnaires, notices, and undertakings as may be required by regulatory authorities and applicable law.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this agreement as of _____.

Number of Shares: _____

Aggregate Purchase Price: _____

For individual

Read and Approved for IRA Use   Subscriber

By_____   By_____

                                                      Name_____

                                                      Address: _____

                                                      City:_____St _____ Zip _____

                                                      Email: _____

                                                      Phone: _____

For Company:

Company Name: _____

TIN _____

Address: _____

City _____St _____ ZIP _____

Email:_____

Phone _____

Person Signing _____

Signature _____

Title _____

EXHIBIT C: BYLAWS

ACTION BY WRITTEN CONSENT
OF THE SOLE INCORPORATOR
OF
The Elevare Club, Inc.,
a Delaware Corporation,
April 7, 2022

The undersigned, acting as the sole incorporator of The Elevare Club, Inc., a Delaware corporation (the "Corporation"), hereby approves and adopts the following resolutions by this written consent without a meeting (this "Written Consent") pursuant to Section 108 of the Delaware General Corporation Law, which shall be effective upon the commencement of the corporation's existence:

RESOLVED, that the bylaws regulating the conduct of the Corporation's business and affairs, in the form attached to this Written Consent, are hereby adopted as the bylaws of the Corporation ("Bylaws").

RESOLVED FURTHER, that the Secretary of the Corporation is hereby authorized and directed to execute a certificate of the adoption of the Bylaws, to insert the Bylaws as so certified and as may be amended from time to time, in the minute book of the Corporation and to see that a copy of the Bylaws, similarly certified, is kept at the principal executive office for the transaction of business of the Corporation, as required by law.

RESOLVED FURTHER, that each person named below is hereby elected to serve as a director of the Corporation until such time as his or her successor is duly elected and qualified:

Steven J. Beaman
Chad Tongco

RESOLVED FURTHER, that the officers of the Corporation, as elected by the Corporation's Board of Directors, are authorized and directed to insert a copy of this Written Consent in the minute book of the Corporation.

RESOLVED FURTHER, that the undersigned, the sole incorporator of the Corporation, hereby resigns as the incorporator of the Corporation, effective upon the commencement of the corporation's existence.

IN WITNESS WHEREOF, the undersigned executes this Written Consent as of the date set forth above.

_____
By: Cheyenne Moseley, Assistant Secretary
LegalZoom.com, Inc., Sole Incorporator

EXHIBIT A
BYLAWS OF
The Elevare Club, Inc.

BYLAWS

OF

**The Elevare Club, Inc.,
a Delaware Corporation**

ARTICLE I

Stockholders

Section 1.1. **Annual Meetings**. An annual meeting of stockholders of The Elevare Club, Inc. (the "Corporation") shall be held for the election of directors on a date and at a time and place either within or without the state of Delaware fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 1.2. **Special Meetings**. Special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors or the holders of shares entitled to cast not less than ten percent of the votes at the meeting, such meeting to be held on a date and at a time and place either within or without the state of Delaware as may be stated in the notice of the meeting. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

Section 1.3. **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, the general purpose for which the meeting is called.

Section 1.4. **Adjournments**. Any meeting of stockholders may be adjourned from time to time, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. **Quorum**. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these bylaws, the holders of a majority of the outstanding shares of stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. In the absence of a quorum, any meeting of stockholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy until a quorum is present or represented. Shares of its own capital stock belonging to the Corporation or to another Corporation where the majority of the voting power is held by the Corporation shall nether be entitled to vote nor counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. **Organization**. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in the absence of the Vice Chairman of the Board of Directors by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. **Voting**. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Section 1.8. **Stockholder's Proxies**. Every person entitled to vote or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act by proxy with respect to such shares. No proxy shall be voted or acted on after three years from its date, unless the proxy provides for a longer period. Every proxy continues in full force and effect until revoked by the person executing it. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.9. **Fixing Date for Determination of Stockholders of Record**. In order that the Corporation may determine the stockholders entitled to notice of any meeting, the Board of Directors may fix a record date, which shall not be more than sixty nor less than ten days prior to the date of such meeting, nor shall the record date precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which shall not precede, or be more than 10 days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty days prior to such action.

If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; if prior action by the Board of Directors is required, then the record date shall be the close of business on the date the Board of Directors adopts the resolution taking such prior action, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, unless the Board of Directors sets a new record date.

Section 1.10. **Consent of Stockholders in Lieu of Meeting**. Except as otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective unless, within 60 days of the earliest consent, written consents signed by a sufficient number of holders have been delivered to the Corporation.

Unless all stockholders entitled to vote consent in writing, prompt notice of any stockholder approval without a meeting shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that sufficient consents were delivered to the Corporation.

ARTICLE II

Board of Directors

Section 2.1. **Powers; Number; Qualifications**. The business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided by laws or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors.

Section 2.2. **Election; Term of Office; Resignation; Removal; Vacancies**. Each director shall hold office until a successor has been elected and qualified or until his or her earlier resignation or removal. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any or all of the directors may be removed, with or without cause if such removal is approved by a majority of the outstanding voting shares then entitled to vote on the election of directors. Unless otherwise provided in the certificate of incorporation or in these bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Section 2.3. **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such places within or without the state of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. **Special Meetings; Notice of Meetings; Waiver of Notice**. Special meetings of the Board of Directors may be held at any time or place within or without the state of Delaware whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board of Directors, if any, or by any two directors. Reasonable notice shall be given by the person or persons calling the meeting unless a director signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the meeting or at its commencement.

Section 2.5. **Participation in Meetings by Conference Telephone Permitted**. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, through the use of conference telephone or similar communications equipment by means of which all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 2.6. **Quorum; Adjournment; Vote Required for Action**. At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the certificate of incorporation or these bylaws shall require a vote of a greater number.

Section 2.7. **Organization**. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. **Action by Directors Without a Meeting**. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent in writing to such action and such consent is filed with the minutes of the proceedings of the Board of Directors.

Section 2.9. **Compensation of Directors**. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Committees

Section 3.1. **Committees of Directors**. The Board of Directors may designate one or more committees, each consisting of one or more directors. Any committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors, except that no such committee shall have power or authority with respect to the following matters:

> a) Approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Corporation Law to be submitted to the stockholders for approval; or

b) The amendment or repeal of the bylaws, or the adoption of new bylaws.

Section 3.2. **Committee Rules.** Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. **Officers; Election**. As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and if it so determines, elect from among its members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles, as it considers desirable.

Section 4.2. **Term of Office; Resignation; Removal; Vacancies**. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 4.3. **Powers and Duties**. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these bylaws or in a resolution of the Board of Directors which is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

Section 5.1. **Forms of Certificates**. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by (1) the President, any Vice President, Chairman of the Board of Directors or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. Each certificate shall state the number of shares and the class or series of shares owned by such stockholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of each class or series shall be set forth in full or summarized on the face or back of the certificate representing such class or series of stock, provided that in lieu of the foregoing, there may be set forth on the back or face of the certificate a statement that the Corporation will furnish without charge to each stockholder who requests the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of such class or series.

Section 5.2. **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates**. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Records

Section 6.1. **Records**. The Corporation shall keep a stock ledger, a list of stockholders and other books and records as may be required to run the Corporation. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 6.2. **Form of Records**. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, computer discs, magnetic tape, photographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

Section 7.1. **Fiscal Year**. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2. **Seal**. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. **Waiver of Notice of Meetings of Stockholders, Directors and Committees**. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent of notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless required in the certificate of incorporation or these bylaws.

Section 7.4. **Interested Directors; Quorum**. No contract or transaction between the Corporation and one or more of its directors or between the Corporation and any other Corporation, firm or association in which one or more of its directors are directors, or have a financial interest, shall be void or voidable solely for this reason, or solely because such director or directors are present at the meeting of the Board of Directors or committee thereof which authorizes, approves or ratifies the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee authorizes, approves or ratifies the contract or transaction in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the stockholders and such contract or transaction is specifically approved by the stockholders in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5. **Indemnification**. The Corporation shall have the power to indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or instate is or was a director, officer or employee of the Corporation serves or served at the request of the Corporation as a director, officer, employee or agent of another enterprise. Expenses, including attorneys' fees, incurred by any such person in defending against such action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding by the Corporation upon receipt by it of an undertaking of such person to repay such expenses if it shall be ultimately determined that such person is not entitled to be indemnified by the Corporation. For purposes of this Section, the term "Corporation" shall include any predecessor of the Corporation and any constituent Corporation absorbed by the Corporation in consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include services as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonable believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 7.6. **Amendment of Bylaws**. These bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The stockholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

[Remainder Intentionally Left Blank.]

ADOPTION OF BYLAWS BY SOLE INCORPORATOR

OF

The Elevare Club, Inc.

The undersigned, as sole incorporator of The Elevare Club, Inc., a Delaware corporation (the "Corporation"), hereby adopts the attached bylaws as the bylaws of the Corporation.

Executed as of April 7, 2022.

_____

By: Cheyenne Moseley, Assistant Secretary
LegalZoom.com, Inc., Sole Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION
OF BYLAWS BY SOLE INCORPORATOR

OF

The Elevare Club, Inc.

The undersigned, Chad Tongco, as Secretary of The Elevare Club, Inc., a Delaware corporation (the "Corporation"), hereby certifies the attached document is a true and complete copy of the bylaws of the Corporation and that such bylaws were duly adopted by the person appointed in the Certificate of Incorporation to act as the sole incorporator of the Corporation on the date set forth below.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of April 7, 2022.

_____

Chad Tongco
Secretary

**ACTION BY UNANIMOUS WRITTEN CONSENT IN
LIEU OF ORGANIZATIONAL MEETING BY THE BOARD OF DIRECTORS
OF
The Elevare Club, Inc.,**
a Delaware Corporation

The undersigned, constituting all of the members of the board of directors (the "Board") of The Elevare Club, Inc., a Delaware corporation (the Corporation), in lieu of holding a meeting of the Board, hereby consent to the taking of the actions set forth herein, and the approval and adoption of the following resolutions by this unanimous written consent ("Written Consent") pursuant to Section 141 of the Delaware General Corporation Law and the Bylaws of the Corporation:

Certificate of Incorporation

RESOLVED, that the Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State hereby is adopted, ratified and affirmed in all respects.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized and directed to insert a certified copy of the Certificate of Incorporation in the Corporation's minute book.

Stock Issuance

RESOLVED, that the officers of the Corporation are hereby authorized to issue and sell shares of common stock of the Corporation, $0.001 par value (the "Shares"), which the Board hereby determines to be the fair market value of the Corporation's common stock as of the date hereof, to each person named below (the "Stockholder"), in the amounts specified opposite each name in exchange for cash or contributed property as follows:

Name of Stockholder	Number of Shares	Total Purchase Price($)
White Thorne Holdings, Inc.	2,000,000	$1,000.00

RESOLVED FURTHER, that the Board hereby determines that the consideration to be received for the above-mentioned Shares is adequate for the Corporation's purposes, and that the sale and issuance of the Shares to each of the above-named persons shall be conditioned upon receipt by the Corporation of the purchase price of said Shares and final copies of all appropriate documentation required by Corporation.

RESOLVED FURTHER, that upon the issuance and sale in accordance with the foregoing resolutions, such Shares shall be validly issued, fully paid and non-assessable shares of common stock of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation are hereby authorized and directed, for and on behalf of the Corporation, (i) to take all actions necessary to comply with applicable laws with respect to the sale and issuance of the Shares, (ii) to thereafter execute and deliver on behalf of the Corporation, pursuant to the authorization above, share certificates representing the Shares set forth above, and (iii) to take any such other action as they may deem necessary or appropriate to carry out the issuance of the Shares and intent of these resolutions.

Election of Officers

RESOLVED, that the following individuals are hereby elected to serve in the offices of the Corporation set forth opposite their names until their successors are duly elected and qualified, or their earlier death, resignation or removal:

President: Chad Tongco
Treasurer: Steve J. Beaman
Secretary: Chad Tongco

Corporate Records and Minute Book

RESOLVED, that the officers of the Corporation are hereby authorized and directed to procure all corporate books, books of account and stock books that may be required by the laws of Delaware or of any foreign jurisdiction in which the Corporation may do business or which may be necessary or appropriate in connection with the business of the Corporation.

RESOLVED FURTHER, that the officers of the Corporation are authorized and directed to maintain a minute book containing the Certificate of Incorporation, as filed with and certified by the office of the Delaware Secretary of State and as may be amended from time to time, its Bylaws and any amendments thereto, and the minutes of any and all meetings and actions of the Board, Board committees and the Corporation's stockholders, together with such other documents, including this Written Consent, as the Corporation, the Board or the Corporation's stockholders shall from time to time direct and to ensure that an up to date copy is also kept at the principal executive office of the Corporation (as designated below).

Corporate Seal

RESOLVED, that the Corporation shall have a corporate seal in the form of two concentric circles with the name of the Corporation between the two circles and the year of incorporation and "Delaware" within the inner circle.

<u>Stocks Certificates</u>

RESOLVED, that the form of Stocks certificate attached hereto has been presented to the Board for review and is hereby approved and adopted as the form Stocks certificate of the Corporation and the Secretary of the Corporation is directed to insert such form Stocks certificate in the minute book of the Corporation.

<u>Ratification of Actions by Incorporator</u>

RESOLVED, that the Action by Written Consent of the Sole Incorporator dated April 7, 2022 and all actions taken by the Corporation's sole incorporator, LegalZoom.com, Inc. and its agents, in connection with the formation of the Corporation are hereby in all respects approved, ratified and affirmed for and on behalf of the Corporation.

<u>Annual Accounting Period</u>

RESOLVED, that until otherwise determined by the Board the fiscal year of the Corporation shall end on December 31.

<u>Principal Executive Office</u>

RESOLVED, that the principal executive office of the Corporation shall initially be located at 3012 Ridge Road, Suite 100, Rockwall, Texas 75032.

<u>Bank Accounts</u>

RESOLVED, that the officers of the Corporation are hereby authorized and directed to establish, maintain and close one or more accounts in the name of the Corporation for the funds of the Corporation with any federally insured bank or similar depository; to cause to be deposited, from time to time, in such accounts, such funds of the Corporation as such officer deems necessary or advisable, and to designate, change or revoke the designation, from time to time, of the officer or officers or agent or agents of the Corporation authorized to make such deposits and to sign or countersign checks, drafts or other orders for the payment of money issued in the name of the Corporation against any funds deposited in any of such accounts; and to make such rules and regulations with respect to such accounts as such officers may deem necessary or advisable, and to complete, execute and deliver any documents as banks and similar financial institutions customarily require to establish any such account and to exercise the authority granted by this resolution including, but not limited to, customary signature card forms and form banking resolutions.

RESOLVED FURTHER, that all form resolutions required by any such depository, if any, are adopted in such form used by such depository by this Board, and that the Secretary is authorized to certify such resolutions as having been adopted by the Board and directed to insert a copy of any such form resolutions in the minute book of the Corporation.

RESOLVED FURTHER, that any such depository to which a certified copy of these resolutions has been delivered by the Secretary of the Corporation is entitled to rely upon such resolutions for all purposes until it shall have received written notice of the revocation or amendment of these resolutions, as adopted by the Board.

Qualification to do Business

RESOLVED, that the officers of the Corporation are hereby authorized and directed for and on behalf of the Corporation to take such action as they may deem necessary or advisable to effect the qualification of the Corporation to do business as a foreign corporation in each state that the officers may determine to be necessary or appropriate, or to withdraw from or terminate the Corporation's qualification to do business in any such state.

RESOLVED FURTHER, that any resolutions which in connection with the foregoing shall be certified by the Secretary of the Corporation as having been adopted by the Board pursuant to this Written Consent shall be deemed adopted pursuant to this Written Consent with the same force and effect as if presented to the Board and adopted thereby on the date of this Written Consent, and shall be included in the minute book of the Corporation.

Payment of Expenses

RESOLVED, that the officers of the Corporation are hereby authorized and directed to pay all expenses of the incorporation and organization of the Corporation, including reimbursing any person for such person's verifiable expenses therefor.

Agent for Service of Process in Delaware

  RESOLVED, that United States Corporation Agents, Inc. shall be appointed the Corporation's agent for service of process in Delaware.

Authorization of Further Actions

  RESOLVED, that the officers of the Corporation are, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to execute all documents and to take all further actions they may deem necessary, appropriate or advisable to effect the purposes of each of the foregoing resolutions.

  RESOLVED, that any and all actions taken by any officer of the Corporation in connection with the matters contemplated by the foregoing resolutions are hereby approved, ratified and confirmed in all respects as fully as if such actions had been presented to the Board for approval prior to such actions being taken.

  IN WITNESS WHEREOF, each of the undersigned, being all the directors of the Corporation, has executed this Written Consent as of the date set forth below.

Date: April 7, 2022   Directors:

             _____
             Steven J. Beaman

             _____
             Chad Tongco

EXHIBIT B
FORM OF STOCK CERTIFICATE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

THE ELEVARE CLUB, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

The name of the Corporation is: Elevare Technologies, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17 day of February, 20 23.

By: [signature]
Authorized Officer

Title: Chief Executive Officer

Name: Steven J. Bedman
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 02/28/2023
FILED 10:00 AM 02/28/2023
SR 20230757686 - File Number 6714040

EXHIBIT D: ARTICLES OF INCORPORATION

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

THE ELEVARE CLUB, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

Elevare Technologies, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17 day of February, 20 23.

By: [signature]
Authorized Officer

Title: Chief Executive Officer

Name: Steven J. Bleaman
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:04 PM 03/30/2022
FILED 04:04 PM 03/30/2022
SR 20221238825 - File Number 6714040

CERTIFICATE OF INCORPORATION
OF
The Elevare Club, Inc.

FIRST. The name of the corporation is The Elevare Club, Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 221 N. Broad Street, Suite 3A, Middletown DE 19709 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 3,000,000 of which 2,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 1,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest

extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: March 30, 2022

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary